SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 16, 2003		Signed: Robert V. Horte

	By:	Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

Release: June 15, 2003

CPR FINALIZES PLANS TO MAINTAIN NORMAL SERVICE DURING STRIKE

CALGARY — Canadian Pacific Railway (NYSE/TSX:CP) today began activating its contingency plans to maintain regular rail service after the union representing more than 200 Canadian Rail Traffic Controllers (RTCs) filed notice of its intent to strike.

The Rail Canada Traffic Controllers (RCTC) union notified CPR that its members intend to walk off the job on June 18 after failing to reach an agreement on a new contract. CPR responded with a lockout notice to the union. The company’s U.S.-based network and employees are not affected by the action in Canada.

Management Rail Traffic Controllers are ready to take over duties in CPR’s control centres in Calgary and Montreal to ensure all railway operations continue safely and effectively in the event of a work stoppage. All manager RTCs have past RTC experience and have undergone extensive requalification to take on these duties.

RTCs oversee and manage train operations on designated sections of the CPR network from centralized control centres.

CPR intends to continue operating its business as usual during the work stoppage and customers should see no significant changes in service or operations.

CPR and the RCTC began negotiations in September 2002. Talks with a federally appointed conciliator broke off in early May. The most recent attempt to negotiate a settlement with a federally appointed mediator ended Saturday, June 14 after the union rejected CPR’s latest offer.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca

Contact:
Darcie Park
Canadian Pacific Railway
Office: (403) 319-3686
Cell: (403) 540-8106